                                                                    Exhibit 12.1

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
       OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          Mellon Financial Corporation
                             (parent Corporation)(a)

                                                                           Year ended December 31,
                                                                 ----------------------------------------

          (dollar amounts in millions)                         1999      1998       1997      1996       1995
                                                               ----      ----       ----      ----       ----
1.        Income before income taxes and equity in
          undistributed net income of subsidiaries             $707      $253       $352      $351       $473

2.        Fixed charges:  interest expense, one-third of
          rental expense net of income from subleases,
          trust- preferred securities expense and
          amortization of debt issuance costs                   224       205        175       101         97
                                                               ----      ----       ----      ----       ----

3.        Income before income taxes and equity in
          undistributed net income of subsidiaries, plus
          fixed charges (line 1 + line 2)                      $931      $458       $527      $452       $570
                                                               ----      ----       ----      ----       ----

4.        Preferred stock dividend requirements (b)            $ --      $ 13       $ 32      $ 69       $ 62
                                                               ----      ----       ----      ----       ----

5.        Ratio of earnings (as defined) to fixed charges
          (line 3 divided by line 2)                           4.15      2.24       3.01      4.46       5.88

6.        Ratio of earnings (as defined) to combined fixed
          charges and preferred stock dividends [line 3
          divided by (line 2 + line 4)]                        4.15      2.10       2.55      2.66       3.59

(a) The parent Corporation ratios include the accounts of Mellon Financial Corporation (the "Corporation") and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue capital securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.

(b) Preferred stock dividend requirements for all years presented represent the pretax amounts required to cover preferred stock dividends.